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              U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549
                           FORM 12B-25
                   NOTIFICATION OF LATE FILING

                                                               SEC FILE NUMBER
                                                                   0-14399
                                                               CUSIP NUMBER
                                                                 380804104
                           (Check One):
 Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [X] Form N-SAR [ ]
            For Period Ended: September 27, 1997
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:
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            Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

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            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Item 6(a) - Licensed Book Publishing Agreement between Disney Licensed Publishing and Golden Books Publishing Company, Inc. (the "License Agreement") and Warrant Agreement between Golden Books Family Entertainment, Inc. and Disney Enterprises, Inc. (the "Warrant Agreement"), to be filed as exhibits to the Registrant's Form 10-Q for the fiscal quarter ended September 27, 1997.

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PART I--REGISTRANT INFORMATION

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            Full Name of Registrant:  Golden Books Family Entertainment, Inc.
            Former Name if Applicable:  Not Applicable

            888 Seventh Avenue
            Address of Principal Executive Office (Street and Number)

            New York, New York 10106
            City, State and Zip Code

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PART II--RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [X]

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date. [X]

            (c ) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

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PART III--NARRATIVE

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            State below in reasonable detail the reasons why Form 10-K, 20-F,
11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

            The Registrant is in the process of preparing a Confidential Treatment Request with respect to portions of the License Agreement and the Warrant Agreement, which could not be completed prior to the filing deadline for the Form 10-Q without unreasonable effort or expense.

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PART IV--OTHER INFORMATION

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            (1) Name and telephone number of person to contact in regard to this notification.

          Joshua D. Saltman, Esq.            212               547-6700
                 (Name)                  (Area Code)      (Telephone Number)

            (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X] Yes          [  ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [  ] Yes          [X]  No

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            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Not applicable.

                    Golden Books Family Entertainment, Inc.
                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 12, 1997        By:/s/ Philip Galanes
                                       Philip Galanes
                                       General Counsel



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